EXHIBIT 99.19

PRETIUM RESOURCES INC.

(“Pretivm” or the “Company”)

CODE OF BUSINESS CONDUCT AND ETHICS

As approved by the Board of Directors on February 25, 2021

The upholding of a strong sense of ethics and integrity is of the highest importance and critical to our success in the business environment. This Code of Business Conduct and Ethics (the “Code”) embodies our commitment to ethical principles and sets out our responsibilities to our shareholders, employees, lenders and other stakeholders. This Code addresses general business ethical principles, conflicts of interests, special ethical obligations for employees with financial reporting responsibilities, confidentiality and communications of corporate information, protection and proper use of corporate assets, compliance with laws, rules, regulations and policies, safety and environmental protection, workplace safety, discrimination, bullying and harassment, anti-corruption and bribery, treatment of inside information and compliance with insider trading laws, reporting of any illegal or unethical behavior, and other relevant issues.

I.	GENERAL APPLICATION

This Code outlines the fundamental principles of legal and ethical business conduct as adopted by our board of directors (the “Board”) and is applicable to each of our directors, officers, employees, contractors and consultants. In this Code these individuals are referred to as “you”. This Code is not intended to be a comprehensive list addressing all legal or ethical issues. You are expected to be familiar with and to conduct yourself in accordance with the standards established in this Code and to employ good judgment in the application of the principles contained in this Code.

II.	CONFLICTS OF INTEREST

You are expected to make decisions and take actions that are in our best interests as a whole, and which are not based on or unduly influenced by personal relationships or benefits. You should avoid any relationship which could create a conflict of interest. A conflict of interest arises where your personal or financial interest in a matter which is the subject of an action or decision by the Company may reasonably be perceived to: (i) affect your objectivity in carrying out your responsibilities and duties to the Company; or (ii) represents an advantage or gain to you or other persons with whom you do not deal at arm’s length.

If you are an employee, contractor or consultant, you are to disclose any conflict of interest or potential conflict of interest to your immediate Company supervisor, who shall promptly inform the Company’s Chief Executive Officer (“CEO”). A waiver of any conflict of interest in respect of employees, contractors or consultants must be approved by the CEO.

If you are one of our officers, including our CEO and Chief Financial Officer (“CFO”), you are to disclose any conflict of interest or potential conflict of interest to the Board. A waiver of any conflict of interest must be approved by the Board or a committee designated by the Board.

If you are a member of the Board, you are to disclose any conflict of interest or potential conflict of interest to the entire Board as well as any committee on which you serve. You must abstain from voting on matters in which you have a conflict of interest and are also to recuse yourself from any discussion or decision on any matter in which you are precluded from voting as a result of a conflict of interest or which otherwise affects your personal, business or professional interests. In circumstances where you have a significant, ongoing conflict, and where such personal or outside interest, relationship or responsibility may significantly impede your ability to carry out your fiduciary responsibility to the Company, you shall be required to offer a letter of resignation to the Board. The Board will, in consultation with the Corporate Governance and Nominating Committee, determine whether or not to accept such letter of resignation, based on the circumstances of the conflict.

You are prohibited from taking for yourself personally opportunities that arise through the use of corporate property, information or position and from using Pretivm’s property, information or position for personal gain. You are also prohibited from competing with Pretivm, directly or indirectly, and owe a duty to Pretivm to advance the legitimate interests of the Company when the opportunity arises.

Set out below is specific guidance in respect of certain conflict of interest situations. As it is not possible to list all conflict of interest situations, it is your responsibility to avoid and properly address any situation involving a conflict of interest or potential conflict of interest. If you wish to obtain clarification of our conflict of interest principles or further guidance with respect to the proper handling of any specific situation, you should consult your immediate supervisor or our Vice President, Legal (the “Designated Officer”).

1.	You and your family members must avoid any direct or indirect financial relationship with third parties with whom we have relationships which would involve a conflict of interest or a potential conflict of interest or compromise your loyalty to us. Written permission must be obtained from the Designated Officer before you or your family commences an employment, business or consulting relationship with third parties with whom we have relationships.

2.	You are prohibited from: (a) taking for yourself personally opportunities that are discovered through the use of our property or information; (b) using our property or information for your gain; and (c) competing with us. You owe a duty to advance our legitimate interests when the opportunity to do so arises.

3.	If you are an officer, employee, contractor or consultant, you shall not serve as a director of any other profit-making organization where such appointment represents a conflict of interest with your duties to the Company. Therefore, (i) each officer is required to notify the Board or a committee designed by the Board, and (ii) each employee, contractor and consultant is required to notify the CEO, in each case prior to being appointed as a director or in a similar position or agreeing to be nominated for a directorship or a similar position at any profit- making organization, and may not agree to such appointment or nomination or otherwise accept such position without (x) the prior approval of the Board or a committee designated by the Board, in case of an officer, and (y) the prior written approval of the CEO in case of an employee, contractor or consultant. For these purposes and for greater certainty, subject to the discretion reserved by the Board or a committee designated by the Board or the CEO, as applicable, to determine otherwise in the particular circumstances, the Board has determined that accepting of position or appointment with a competitor of the Company will generally be considered a conflict of interest and shall not be permitted.

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4.	If you are a director, you shall not serve as a consultant to or a director of any other profit- making organization where such retainer or appointment represents conflict of interest with your duties to the Company. Each director is therefore required to notify the Board Chair and the Chair of the Corporate Governance and Nominating Committee prior to being retained as a consultant to, or being appointed as a director or in a similar position or agreeing to be nominated for a directorship or a similar position at, any other profit-making organization, and may not agree to such retainer, appointment or nomination or otherwise accept such position without the prior written approval of the Board Chair and the Chair of the Corporate Governance and Nominating Committee. For further information, please refer to the Company’s corporate governance guidelines.

5.	You are prohibited from paying or accepting any bribe, kickback or any other unlawful payment or benefit to secure any concession, contract or any other favourable treatment. You must report any attempted actions to the Designated Officer or the Chair of the Audit Committee. You must observe all applicable government restrictions on gifts and entertainment. For further details, please refer to Section IX - Anti-Corruption and Bribery below.

6.	Supervisory relationships with family members present special workplace issues. Accordingly, you must avoid a direct reporting relationship with a family member or any individual with whom you have a significant relationship. You must report in writing to the Designated Officer any direct reporting relationship with a family member or any individual with whom you have a significant relationship.

III.	FINANCIAL REPORTING RESPONSIBILITIES

As a public company, it is of critical importance that our filings with the securities commissions and other relevant regulatory authorities be accurate and timely. As a result, you are obligated to provide information to ensure that our publicly filed documents be complete and accurate. You must take this responsibility seriously and provide prompt and accurate information relating to any material developments including responses to inquiries related to our public disclosure requirements.

In the performance of your duties relating to our public disclosure obligations, you must:

•	Act with honesty and integrity;

•	Provide information that is accurate, complete, objective, fair and timely;

•	Comply with rules and regulations of federal, state, provincial and local governments and other relevant public and private regulatory authorities;

•	Comply with our policies and internal controls;

•	Act in good faith with due care, competence and due diligence;

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•	Respect the confidentiality of information acquired in the course of the performance of your duties; and

•	Promote ethical and proper behavior in the work environment.

Our CEO and CFO have the ultimate responsibility for ensuring the integrity of our filings and disclosure as required by the rules and regulations of all relevant regulatory authorities. You have a responsibility for maintaining financial integrity in our records, consistent with generally accepted accounting principles, our disclosure controls and procedures and internal controls, and federal, provincial and state securities laws. If you become aware of any financial or accounting manipulation or other improper activities relating to accounting, internal controls, auditing or other matters, you must report the same to the Designated Officer or the Chair of our Audit Committee. For more information, please refer to the Company’s Disclosure Policy and Complaint Reporting and Whistle Blower Policy.

IV.	CONFIDENTIALITY AND COMMUNICATIONS

Information is one of Pretivm’s key assets. It is Pretivm’s policy to ensure that its proprietary and confidential information, including proprietary and confidential information that has been entrusted to Pretivm by others (“Confidential Information”), is adequately safeguarded. You are responsible for protecting Confidential Information, including information about Pretivm’s business, assets, opportunities and competitors, from unauthorized advertent or inadvertent disclosure. For further information, please refer to the Company’s Trading Policy and Disclosure Policy.

You should take care to ensure that all business records and communications (including email and text messages) are clear and accurate. Please remember that business communications may be shared or become public through litigation, government investigation, or publication in the media. Potential risks from inaccurate or misleading statements include claims of misrepresentation, breach of contract, securities fraud, unfair disclosure, and competition violations.

You may not give an endorsement or other statement of behalf of Pretivm or personal endorsement that identifies your affiliation with Pretivm, except where approved by the CEO and/or the Designated Officer. In addition, you may not discuss Pretivm’s business, including financial condition, business or financial performance, operations, or business prospects with anyone, including but not limited to financial analysts, actual, or potential investors without the prior approval of the CEO and/or the Designated Officer. All requests for a representative of Pretivm to participate in a financial conference (including speaking on a panel or attending a dinner or any event that targets the financial community) must be referred to the CEO and/or the Designated Officer for approval. If any such analysts or investors contact you, please refer such inquiries to the CEO and/or the Designated Officer. For more information, please refer to the Company’s Disclosure Policy.

V.	PROTECTION AND USE OF CORPORATE ASSETS

You will protect our assets and ensure their efficient use. Our assets should only be used for legitimate business purposes. You may not contribute any of our assets, including the time of our personnel, the use of our premises or equipment and direct or indirect monetary payments, to any political candidate, political action committee, political party or ballot measure without the approval of the Board.

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The Company expects its employees to use internet access for business-related purposes (i.e. to communicate with customers and suppliers, to research relevant topics and to obtain useful business information). All existing Company policies apply to conduct on the internet, particularly (but not exclusively) those policies dealing with intellectual property protection, privacy, misuse of Company resources, sexual harassment, information and data security and confidentiality. You must take special care to maintain the clarity, consistency and integrity of the Company’s corporate image and posture. For more details, please see the Acceptable Use of Information Technology Policy.

VI.	COMPLIANCE WITH LAWS, CODE AND POLICIES

You must comply with all applicable laws, rules and regulations of the jurisdictions where you carry out your duties and all jurisdictions where the Company conducts its business activities, and be able to recognize potential liabilities, seeking legal advice where appropriate. In addition, we expect you to comply with this Code and all of our other codes and policies, including, without limitation, the Trading Policy and the Complaint Reporting and Whistleblower Policy. If you have any doubt as to whether a course of action is proper, you should discuss it with your supervisor or manager, the Designated Officer or the Chair of our Audit Committee.

VII.	SAFETY AND ENVIRONMENTAL PROTECTION

Safety and environmental protection are fundamental values of ours, and you have a role in ensuring our operations comply with safety and environmental legislation and standards.

VIII.	SAFE, RESPECTFUL AND INCLUSIVE WORKPLACE

No Discrimination and Harassment

The Company is committed to providing a collegial working environment in which all individuals are treated with dignity and respect. Each individual has the right to work in a professional atmosphere which promotes equal opportunities and prohibits discriminatory practices. Any discrimination or harassment, including on the basis of race, colour, ancestry, place of origin, political belief, religion, marital status, family status, physical or mental disability, gender, sexual orientation, gender identity or expression, age, creed, or any other characteristics protected by law, is strictly prohibited. Please refer to the Company’s Workplace Discrimination, Bullying and Harassment Policy for more details, including the procedure to report any incidents of workplace discrimination, bullying or harassment.

Workplace Safety

The Company is committed to providing a safe and healthy work environment that complies with all relevant laws and regulations. Workplace violence is not tolerated. Any misuse of alcohol or legal drugs (prescribed or un-prescribed), or the use of any illegal drugs, may jeopardize job safety and/or performance, and is prohibited in the workplace. You shall not enter the workplace under the influence of alcohol or such drugs that may impair safety and/or performance. For further details, please see the Company’s health and safety policies, including the Fitness for Duty Policy.

IX.	ANTI-CORRUPTION AND BRIBERY

In the United States and Canada, and in many other countries, it is illegal and/or contrary to applicable ethical codes, to provide, offer or accept a payment or other inducement in exchange for a business advantage. Pretivm representatives must not seek to gain or retain any advantage for Pretivm by making payments or providing other inducements to or for the benefit of individuals with whom they deal on Company business, and shall not accept any personal payment or other inducement in exchange for providing any other person with a business advantage in their dealings with Pretivm.

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Pretivm’s policy is that its directors, officers, employees, contractors, consultants, service providers, intermediaries and agents must not participate in corrupt practices, including with respect to Canadian or foreign public officials. All representatives of Pretivm must comply with, among others, the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (United States).

Any form of corruption (including bribery) is strictly prohibited. For further information regarding anti-corruption, including the giving and receiving of gifts and invitations, please refer to the Company’s Anti-Corruption Policy.

X.	INSIDE INFORMATION AND INSIDER TRADING LAWS

You are prohibited from buying or selling shares of the Company if you are aware of non-public material information about Pretivm (also referred to “inside information”). Trading in shares while in possession of non-public information is a violation of insider trading laws.

Material information can be positive or negative. Information is “material” if it would influence a reasonable investor in deciding whether to buy, sell or hold Pretivm’s shares or, if disclosed to the public, would reasonably be expected to have a significant effect on the market price or value of the shares. Possible examples include operational information such as production forecasts or the Company’s production results, financial information such as financial projections or the Company’s financial performance, or the hiring or departure of key personnel. Information is generally considered to be “public” two trading days after it has been widely released to the public through a press release or by making a SEDAR filing, giving the public markets adequate time to digest the material information.

You are prohibited from disclosing inside information pursuant to the Trading Policy. Only certain individuals who are authorized may publicly disclose non-public material information as provided in the Disclosure Policy. Improper disclosure, even accidentally, can violate insider trading laws. Disclosing non-public material information to other people, including immediate family members or friends, or recommending the purchase or sale of Pretivm’s shares to other while aware of non-public material information, is know as “tipping” and is illegal. A person who receives the information (i.e. is “tipped”) and then trades in Pretivm shares or informs others of that information is also in violation of insider trading laws.

You must comply with all laws, rules and regulations prohibiting insider trading and tipping. Insider trading and tipping are both unethical and illegal and will lead to disciplinary action. For further direction and details regarding compliance with insider trading and tipping laws, rules and regulations, please refer to the Company’s Trading Policy and Disclosure Policy. Any questions regarding insider trading and/or tipping should be raised with the Designated Officer.

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XI.	COMPLIANCE WITH AND VIOLATIONS OF THE CODE

The Corporate Governance and Nominating Committee is responsible for reviewing and evaluating this Code at least annually and will recommend any necessary or appropriate changes to the Board of Directors for consideration.

Questions

You should refer questions relating to this Code or its application to a particular situation to your supervisor or manager. If the issue is one which you feel unable to discuss with your supervisor or manager, the matter should be discussed with the Designated Officer or the Chair of the Audit Committee.

Reporting Violations of the Code – Complaint Reporting and Whistle Blower Policy

You shall adhere to Pretivm’s commitment to conduct its business and affairs in a lawful and ethical manner. You are encouraged to talk to your supervisor or a member of the management team you are most comfortable approaching when in doubt about the best course of action in a particular situation and to report any breach or suspected breach of law, regulation, this Code or any of Pretivm’s corporate policies. The Company has adopted the Complaint Reporting and Whistle Blower Policy which provides procedures for reporting any breach or suspected breach of law, this Code or any of Pretivm’s corporate policies. Any matter disclosed shall be treated in a confidential and sensitive manner, subject to applicable law and the need to conduct a full and impartial investigation, address the matter or monitor compliance with or administer our policies.

The Company prohibits retaliatory action against any person who, in good faith, reports a possible violation of this Code. Any Person who believes he or she has been retaliated against should promptly report it to your supervisor or manager, the Designated Officer or the Chair of our Audit Committee.

Consequences of Violation of the Code

You may be required to certify your understanding of and compliance with this Code from time to time as applicable. You must be familiar with and adhere to the provisions of this Code and to the standards set out in our applicable policies. Failure to adhere to this Code may lead to disciplinary action, including dismissal or removal from office in appropriate circumstances.

Waiver from the Code

In extraordinary circumstances and where it is in our best interest to do so, we may waive compliance with a requirement under this Code, with or without conditions. If you are a director or executive officer, any waiver of this Code must be approved by the Board and must be disclosed as required by all applicable laws. You accept that public disclosure of the granting of any waiver to you may be required by applicable securities laws, regulations, policies or guidelines (including those of a stock exchange on which our stock may be listed).

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